Form 10-K, Exhibit 13
period 1995-12-31
AMERICAN FILTRONA CORP
filed 1996-03-29
CIK 5009

Management's Discussion and Analysis of Financial Statements

Balance Sheet

         The Company's strong financial condition and liquidity continue as reflected in the accompanying consolidated financial statements. Historically, internally generated funds have met cash flow requirements for capital expenditures and working capital, acquisitions and start-ups, and increased cash dividends and are expected to be sufficient to meet the Company's operating cash requirements in the foreseeable future. The Company believes that, if appropriate, it is capable of raising substantial amounts of short-term and long-term debt. High liquidity, strong cash flows from its operations, and financing flexibility enable the Company to respond quickly to opportunities and support its growth plans.

         At December 31, 1995 cash and equivalents represented 32% of total assets (1994 - 30%) and the ratio of current assets to current liabilities was
3.6 (1994 - 3.5). The changes in the various components of working capital arose from the higher level of business activity and from year-end raw material purchases in anticipation of price increases.

Income Statement

         1995 - Net sales increased 18% to a record level. Bonded fibers segment sales (35% of total) increased 12% reflecting higher volume in tobacco filters and diagnostic test devices offsetting slightly lower sales of writing instrument components. Plastic products segment sales (65% of total) increased 22% reflecting substantial gains in flexible packaging and continuing strong increases by the plastic extrusion operations aided by the inclusion of the Tri-Lite Plastics companies for the full year. Investment income increased 29% primarily as a result of higher yields.

         Cost of products sold increased 19% which was in line with the sales increase. Selling, research, administrative and general expenses were held to an 11% increase. Performance improved in the bonded fibers segment as a result of the sales increase and operating efficiencies. The plastic products segment had record earnings and exceeded those of bonded fibers for the third consecutive year because of the strong results in the plastic extrusion companies and improvement at the Canadian flexible packaging company. Although the first half loss by the flexible packaging company more than offset earnings generated from operations in the second half, a third quarter one-time recovery of costs from settling litigation of approximately $1,200,000 produced income for the year. The combination of changes in revenues and total costs and expenses provided a 27% increase in income before income taxes.

         Income taxes increased 23% reflecting the higher level of income and a slightly lower effective tax rate. Income from continuing operations and related earnings per share increased by 29% and 30% to record levels.

         1994 - Net sales increased 14%. Bonded fibers segment sales increased 10% reflecting higher sales in each of its product lines. Plastic products segment sales increased 17% reflecting a continuing strong performance by the plastic extrusion companies aided by the mid-year addition of the Tri-Lite Plastics companies, and modest gains in packaging materials. Investment income increased 70% primarily as a result of the higher level of investments enhanced by higher yields.

         Cost of products sold and selling, research, administrative and general expenses both increased 14%. Performance improved for the year in the bonded fibers segment despite approximately $1,100,000 of cost associated with a manufacturing defect that occurred and was corrected in the second quarter. The plastic products segment had record earnings and exceeded those of bonded fibers for the second year in a row. Higher earnings of the five established plastic extrusion companies were boosted by the Tri-Lite Plastics companies and more than offset a loss by the Canadian flexible packaging company caused by the major capacity expansion, inefficiencies caused by film shortages, and an inability to pass on rapidly escalating raw material prices on a timely basis. The combination of changes in revenues and total costs and expenses produced an increase of 17% in income before income taxes.

         Income taxes increased 17% reflecting the higher level of income. Therefore, income from continuing operations and related earnings per share increased by 17% and 16%.

         The discontinued industrial filtration segment was sold in April, 1994 effective as of March 31, 1994 (see Note 3 of Notes to Consolidated Financial Statements).

General Comments

         The Company continues its efforts to balance the effect of general business conditions in a number of ways. Many different industries are served through a variety of sales and marketing approaches in order to develop market niches where customers are provided services, solutions to problems, and innovative products. Emphasis on research and development relating to products and processes, improved productivity, and cost control has developed customer loyalty and goodwill.

         The Company's largest customer accounted for approximately 12% of consolidated net sales in 1995 (1994 - 11%) and approximately 35% of bonded fibers net sales (1994 - 30%). The Company concentrates its efforts on retaining its business with major customers as well as with other customers through improving the quality and cost-effectiveness of its products and through service. In addition, it intends to continue its diversification and growth in sales to other customers.



Consolidated Statement of Income


Years Ended December 31                                         1995         1994           1993

Revenues
   Net sales                                              $176,508,490  $149,152,162  $130,920,010
   Investment income                                         1,339,491     1,039,064       611,713

                                                           177,847,981   150,191,226   131,531,723

Costs and expenses
   Cost of products sold                                   142,528,056    120,200,735   105,419,581
   Selling, research, administrative and general            19,765,724     17,759,728    15,631,849

                                                           162,293,780    137,960,463   121,051,430

Income before income taxes                                  15,554,201     12,230,763    10,480,293

Income taxes                                                 5,450,000      4,425,000     3,775,000

Income from continuing operations                           10,104,201      7,805,763     6,705,293

Discontinued operations, net of income taxes
   (1994 - gain on disposal of $3,835,000)                           -      3,954,859       611,288

Net income                                                $ 10,104,201   $ 11,760,622  $  7,316,581

Average shares outstanding                                   3,734,528      3,749,054     3,728,237

Earnings per share
   Continuing operations                                         $2.70          $2.08         $1.80
   Discontinued operations                                           -           1.05           .16
   Net income                                                    $2.70          $3.13         $1.96

See accompanying notes



Consolidated Balance Sheet


December 31                                                                             1995              1994
Assets

Current assets
   Cash and equivalents                                                           $ 34,965,864        $29,738,046
   Accounts receivable, less allowance for doubtful accounts
     of $311,000 (1994 - $304,000)                                                  19,003,632         17,349,786
   Inventories                                                                      19,666,392         17,106,615
   Prepaid expenses                                                                  1,498,975          1,347,460

     Total current assets                                                           75,134,863         65,541,907

Property, plant and equipment
   Land                                                                                960,954            560,636
   Buildings                                                                        13,701,775         13,435,226
   Machinery and equipment                                                          47,257,205         44,171,602

                                                                                    61,919,934         58,167,464
   Less accumulated depreciation                                                    36,603,627         32,170,920

                                                                                    25,316,307         25,996,544
Other assets
   Excess cost over net assets of businesses acquired, less
     accumulated amortization of $2,888,000 (1994 - $2,457,000)                      5,096,827          5,433,259
   Notes receivable                                                                  2,434,843          2,350,455
   Other assets                                                                        282,767            386,995

                                                                                     7,814,437          8,170,709

                                                                                  $108,265,607        $99,709,160

Liabilities and Shareholders' Equity

Current liabilities
   Accounts payable                                                               $ 14,905,395        $14,333,933
   Accrued expenses                                                                  4,929,522          3,811,432
   Income taxes                                                                      1,054,216            380,889

           Total current liabilities                                                20,889,133         18,526,254

Other liabilities
   Notes payable                                                                       650,000          1,300,000
   Deferred income taxes                                                               159,147            151,328
   Other liabilities                                                                 1,742,599          1,366,634

                                                                                     2,551,746          2,817,962
Shareholders' equity
   Common stock, $1 par value, 10,000,000 shares authorized,
     3,735,392 shares issued and outstanding (1994 - 3,736,042)                      3,735,392          3,736,042
   Additional capital                                                                  758,190            812,452
   Retained earnings                                                                81,342,934         75,085,671
   Cumulative translation adjustment                                                (1,011,788)        (1,269,221)

                                                                                    84,824,728         78,364,944

                                                                                  $108,265,607        $99,709,160

See accompanying notes



Consolidated Statement of Shareholders' Equity

                                                                                                       Cumulative
                                                   Common           Additional       Retained          Translation
                                                   Stock            Capital          Earnings          Adjustment


Balance, January 1, 1993                         $3,717,922        $  689,675      $63,224,137        $  (589,953)

Net income                                                                           7,316,581
Dividends - $.95 per share                                                          (3,541,691)
Employee stock plans                                 20,700           327,012
Translation (loss)                                                                                       (198,639)

Balance, December 31, 1993                        3,738,622         1,016,687       66,999,027           (788,592)

Net income                                                                          11,760,622
Dividends - $.98 per share                                                          (3,673,978)
Employee stock plans                                 15,420           262,265
Stock repurchase                                    (18,000)         (466,500)
Translation (loss)                                                                                       (480,629)

Balance, December 31, 1994                        3,736,042           812,452       75,085,671         (1,269,221)

Net income                                                                          10,104,201
Dividends - $1.03 per share                                                         (3,846,938)
Employee stock plans                                  4,350            78,863
Stock repurchase                                     (5,000)         (133,125)
Translation gain                                                                                          257,433

Balance, December 31, 1995                       $3,735,392        $  758,190      $81,342,934        $(1,011,788)


See accompanying notes


Consolidated Statement of Cash Flows


Years Ended December 31                                  1995                1994            1993
Operating
  Income from continuing operations                  $10,104,201        $  7,805,763    $  6,705,293
  Reconciling items
    Depreciation and amortization                      5,462,977           4,681,259       3,910,018
    Deferred income taxes                                  7,819            (374,073)       (215,887)
    Increase (decrease) from
      Accounts receivable                             (1,653,846)         (1,724,977)     (3,309,908)
      Inventories                                     (2,559,777)         (4,968,214)        120,900
      Prepaid expenses                                  (151,515)            (41,146)        196,274
      Accounts payable and accrued expenses            1,689,552           4,799,771       2,547,784
      Income taxes (amounts paid:
        1995 - $4,770,000; 1994 - $5,640,000;
        1993 - $2,880,000)                               673,327            (844,439)      1,114,304
    Other - net                                          414,301            (788,337)        (36,643)

                                                      13,987,039           8,545,607      11,032,135
Investing
  Acquisitions of property, plant and equipment       (4,122,983)        (10,100,890)     (3,475,348)
  Business acquisitions, net of cash                           -          (2,472,166)              -
  Increase in notes receivable                           (84,388)                  -               -

                                                      (4,207,371)        (12,573,056)     (3,475,348)
Financing
  Decrease in notes payable                             (650,000)                  -               -
  Issuance of common stock                                83,213             277,685         347,712
  Repurchase of common stock                            (138,125)           (484,500)              -
  Dividends paid                                      (3,846,938)         (3,673,978)     (3,541,691)

                                                      (4,551,850)         (3,880,793)     (3,193,979)

Net cash provided (used) by
  continuing operations                                5,227,818          (7,908,242)      4,362,808

Net cash provided by discontinued
  operations (includes proceeds from sale
  of $15,875,000 in 1994)                                      -          13,792,966       2,443,593

Net increase in cash and equivalents                   5,227,818           5,884,724       6,806,401

Cash and equivalents, beginning of year               29,738,046          23,853,322      17,046,921

Cash and equivalents, end of year                    $34,965,864         $29,738,046     $23,853,322


See accompanying notes


Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies

Business - The Company develops, manufactures, and markets from plants in the U.S. and Canada a broad line of bonded fiber and plastic products for domestic and international customers in numerous industries (see Note 8).

Estimates - Financial statements prepared in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from those estimates.

Consolidation - The consolidated financial statements include the accounts of the Company and its subsidiaries, after elimination of material intercompany accounts and transactions. Discontinued operations (see Note 3) have been separated and prior year financial statements have been restated accordingly.

Cash and equivalents - Equivalents are highly liquid and readily convertible into cash.

Inventories - Inventories are stated at the lower of cost (last-in, first-out method generally for domestic inventories and the first-in, first-out method for other inventories) or market.

Property, plant and equipment - These assets are stated at cost and are depreciated principally on the declining-balance method over their estimated useful lives.

Excess cost over net assets acquired - This asset arises from purchased businesses and is amortized on the straight-line method over periods of 15, 20 and 40 years.

Income taxes - Deferred income taxes are provided on the undistributed net income of a foreign subsidiary and other material temporary differences.

Note 2. Inventories

Inventories consisted of (in thousands):

                                              1995         1994
FIFO
  Finished products                         $ 8,886      $ 7,813
  Work in process                             1,408        1,546
  Raw material                               11,622        9,242
                                             21,916       18,601
Less excess of FIFO over
  LIFO inventory value                        2,250        1,494

                                            $19,666      $17,107

Inventories stated at LIFO approximated $10,559 (1994 - $8,135).

Note 3. Discontinued Operations

In April, 1994 the Company completed the sale of its industrial filtration segment effective as of March 31, 1994 for a cash sales price of $15,875,000. For 1994 the gain on disposal of the segment of $3,835,000 after income tax credits, or $1.02 per share ($2,999,000 pretax), includes other income and costs incurred in connection with the disposal. For 1994 net sales were $4,788,000 (1993 - $23,432,000) and income from operations was $120,000 net of applicable income taxes of $100,000 (1993 - $611,000 net of $425,000).

Note 4. Stock Plans

The 1995 Stock Incentive Plan (1995 Plan) authorizes the grant of incentive options at fair market value or nonqualified options at not less than 85% of fair market value until January 24, 2005 to selected employees for up to 300,000 common shares of which 60,000 may be performance share awards. No options or awards have been granted under the 1995 Plan.

Option transactions under prior plans during 1995, 1994 and 1993 follow:

                                 1995               1994                 1993
Outstanding at
   beginning of year           193,800             210,900              172,700
Granted                         73,750                   -               54,000
Exercised                       (4,350)            (15,420)             (15,800)
Cancelled                       (2,000)             (1,680)                   -

Outstanding at
   end of year                 261,200             193,800              210,900

Exercisable at
   end of year                 145,760             126,020              116,510
Reserved for
   future grant                      -              92,655               90,975
Price range of
   options
   exercised          $17.75 to $27.25    $15.25 to $27.25     $13.06 to $18.00
Price range of
   options
   outstanding        $17.75 to $27.50    $17.75 to $27.50     $15.25 to $27.50

Performance share awards under the prior plan for 10,000 and 38,000 common shares granted in 1995 and 1994 are dependent upon continued employment and attainment of certain performance objectives over the three-year period ending December 31, 1996. Compensation expense under the plan approximated $651,000 (1994 - $203,000; 1993 - $95,000).

Note 5. Retirement Plans

The Company has several pension, savings, and profit sharing plans covering substantially all employees, and its general policy is to fund amounts deductible for federal income tax purposes. Benefits generally are based on the employee's years of service and compensation. Plan assets consist primarily of listed stocks and bonds. Pension expense for all plans approximated $2,403,000 (1994 - $2,128,000; 1993 - $1,913,000).

Pension cost and funded status for the Company's defined benefit pension plans follow (in thousands):

                                        1995        1994         1993
Pension cost
  Service cost                       $ 1,162     $ 1,156      $   923
  Interest cost                        1,595       1,494        1,207
  Actual return on assets             (1,666)        549       (1,257)
  Net amortization and deferral           58      (2,058)         134
                                     $ 1,149     $ 1,141      $ 1,007


                                          1995              1994
Funded status
  Plan assets at fair value            $25,432           $20,112
  Projected benefit obligation          24,993            20,912

  Excess                                   439              (800)
  Unrecognized (gain) loss                (105)              865
  Unrecognized transition net (asset)     (366)             (397)

  Accrued pension cost                 $   (32)          $  (332)

  Accumulated benefits                 $21,744           $17,930
  Vested benefits                      $21,074           $17,112

Assumptions used to determine funded status and pension cost were: return on assets - 8.0%; salary scale - 5.0%; discount rate - 7.0% (1994 - 8.0%, 5.5% and 7.5%; 1993 - 8.0%, 5.5% and 7.0%).

The Company has an Employee Stock Ownership Plan for substantially all domestic employees. Contributions to the plan, which are at the sole discretion of the Board of Directors, may be in cash or common stock of the Company and approximated $197,000 (1994 - $190,000; 1993 - $149,000).

Note 6. Research and Development

Research, development and engineering expenses approximated $3,261,000 (1994 - $3,090,000; 1993 - $2,891,000).

Note 7. Income Taxes

(in thousands)

                                            1995           1994           1993
Income before income taxes consisted of:
Domestic                                 $14,405        $12,631        $ 9,823
Foreign                                    1,149           (400)           657

                                         $15,554        $12,231        $10,480

Income taxes consisted of:
Current
  Federal                                $ 4,674        $ 4,296        $ 3,366
  State                                      597            561            429
  Foreign                                    181              5            204

                                           5,452          4,862          3,999

Deferred
  Federal                                    (91)          (174)          (177)
  State                                      (27)            (7)           (31)
  Foreign                                    116           (256)           (16)

                                              (2)          (437)          (224)

                                         $ 5,450        $ 4,425        $ 3,775

The difference between income tax expense and the amount computed by applying the statutory rate consisted of:

Federal statutory rate - 34.36%
  (1994 - 34.18%; 1993 - 34.05%)     $ 5,344         $ 4,180         $ 3,569
State income taxes,
  net of federal tax benefit             392             369             282
Tax-exempt interest                     (433)           (338)           (187)
Other                                    147             214             111

                                     $ 5,450         $ 4,425         $ 3,775

Deferred tax assets and liabilities consisted of:

Deferred compensation                 $   427         $   181
Special charges                           167             270
Vacation accrual                          185             143
Accumulated depreciation               (1,118)           (946)
Undistributed net income of
  foreign subsidiary                     (168)           (131)
Other                                     348             332

                                      $  (159)        $  (151)


Notes to Consolidated Financial Statements continued

Note 8. Industry Segments, Foreign
Operations and Major Customer

Information on industry segments and foreign operations is presented for 1995, 1994 and 1993 in the following table (in thousands). Corporate assets consist primarily of those cash equivalents not directly identified with industry segments. At December 31, 1995 foreign liabilities approximated $4,438,000 (1994
- $4,101,000; 1993 - $2,755,000).

The Company's largest customer accounted for approximately 12% of consolidated net sales (1994 - 11%; 1993 - less than 10%) and approximately 35% of bonded fibers net sales (1994 - 30%; 1993 - 24%).

                                                                   Segments                           Geographic Areas
                                               Bonded        Plastic
                                               Fibers        Products   Corporate        Total         USA      Canada
Revenues
1995                                           62,921        114,337        590         177,848      150,097    27,751
1994                                           56,078         93,610        503         150,191      129,050    21,141
1993                                           51,021         80,223        287         131,531      111,326    20,205

Income (loss) before income taxes
1995                                            7,618         10,689     (2,753)         15,554       14,405     1,149
1994                                            6,064          8,692     (2,525)         12,231       12,631      (400)
1993                                            5,649          7,372     (2,541)         10,480        9,823       657

Identifiable assets
1995                                           28,549         61,566     18,151         108,266       93,196    15,070
1994                                           22,863         60,591     16,255          99,709       85,333    14,376
1993                                           20,446         41,378     15,029          76,853       68,192     8,661

Capital expenditures
1995                                            1,394          2,738         21           4,153
1994                                              525          9,684         26          10,235
1993                                              708          2,735         37           3,480

Depreciation and amortization
1995                                              982          4,451         30           5,463
1994                                            1,003          3,645         33           4,681
1993                                              961          2,910         39           3,910



Bonded fibers net sales in 1995, 1994 and 1993 include tobacco filters $40,500, $34,100 and $31,000; writing instrument products $16,500, $17,100 and $15,300.

Plastic products net sales in 1995, 1994 and 1993 include food packaging products $26,800, $20,000 and $19,300; lighting fixtures $22,800, $16,600 and
$12,400; sign and display products $12,900, $11,400 and $12,000.

Report of Independent Accountants

The Shareholders and Board of Directors
American Filtrona Corporation

        We have audited the accompanying consolidated balance sheets of American Filtrona Corporation and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Filtrona Corporation and Subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                                     Coopers & Lybrand L.L.P.


Richmond, Virginia
January 23, 1996

Financial Information Responsibility

         The Company's management is responsible for the accompanying financial statements and related information contained in this Annual Report. These statements were prepared in conformity with generally accepted accounting principles and, necessarily, include amounts based on judgments and estimates which we believe have been applied in a reasonable manner.

         Independent accountants are engaged to audit our financial statements and express an opinion thereon. Their opinion appears above.

         The Company maintains internal accounting controls and procedures designed to provide reasonable, but not absolute, assurance at appropriate cost that assets are safeguarded, policies and procedures are followed, and transactions are properly executed and reported. Internal controls are supported by the selection and training of personnel, by organization arrangements for the appropriate division of responsibilities, and by the conduct of internal audits. In addition, the Company's statement on standards of business conduct is reviewed and signed annually by key employees.

         The Audit Committee of the Board of Directors is composed solely of outside Directors. In fulfilling its oversight role the Committee meets periodically with the Company's financial officers, internal audit department, and independent accountants, both separately and together, to discuss auditing and financial reporting matters.


                                   John D. Barlow, Jr.
January 23, 1996                   Vice President - Finance


Historical Financial Review



(in thousands, except ratio and per share amounts)                    1995          1994             1993           1992

Summary of Operations
Net sales                                                          $176,508       $149,152         $130,920       $122,267
Total revenues                                                      177,848        150,191          131,531        122,868
Cost of products sold                                               142,528        120,201          105,420         97,485
Income before income taxes                                           15,554         12,231           10,480          9,720
Income taxes                                                          5,450          4,425            3,775          3,300
Effective tax rate (%)                                                 35.0           36.2             36.0           34.0
Income from continuing operations                                    10,104          7,806            6,705          6,420
Income (loss) from discontinued operations                                -          3,955(a)           611         (5,208)(c)
Net income                                                           10,104         11,761            7,316          1,212
Earnings (loss) per share
  Continuing operations                                                2.70           2.08             1.80           1.73
  Discontinued operations                                                 -           1.05(a)           .16          (1.40)(c)
  Net income                                                           2.70           3.13             1.96            .33
Dividends per share                                                    1.03            .98              .95            .94
Payout ratio (%)                                                       38.1           31.2             48.4          288.1

Balance Sheet Data
Current assets                                                     $ 75,135       $ 65,542         $ 61,401(b)    $ 41,479
Current liabilities                                                  20,889         18,526           13,182          9,638
Working capital                                                      54,246         47,016           48,219         31,841
Current ratio                                                           3.6            3.5              4.7            4.3
Property, plant and equipment                                        25,316         25,996           18,520         18,688
Other assets                                                          7,815          8,171            7,173          7,599
Net assets of discontinued operations                                     -              -                -         12,776
Total assets                                                        108,266         99,709           87,094         80,542
Shareholders' equity                                                 84,825         78,365           70,966         67,042
Return on average equity (%)(d)                                        12.4           10.5              9.7            9.4

Miscellaneous
Capital expenditures                                               $  4,153       $ 10,235         $  3,480       $  3,705
Depreciation and amortization                                         5,463          4,681            3,910          3,603
Average shares outstanding                                            3,735          3,749            3,728          3,716
Book value per share                                                  22.71          20.98            18.98          18.03
Price per share
  High                                                                40.75          31.50            28.50          28.00
  Low                                                                 26.00          25.50            25.00          21.00


(a) Includes gain on disposal of $3,835 after tax credits, or $1.02 per share in 1994
(b) Includes net assets of discontinued operations of $10,241 in 1993
(c) Includes special charges of $4,600 after taxes, or $1.24 per share in 1992
(d) Excludes income (loss) from discontinued operations



Historical Financial Review (continued)


(in thousands, except ratio and per share amounts)                    1991          1990             1989           1988

Summary of Operations
Net sales                                                          $118,968       $116,993         $117,487       $104,166
Total revenues                                                      119,844        117,671          118,417        104,835
Cost of products sold                                                93,672         93,175           93,360         82,349
Income before income taxes                                           11,593         11,378           13,396         12,349
Income taxes                                                          4,100          4,175            4,775          4,325
Effective tax rate (%)                                                 35.4           36.7             35.6           35.0
Income from continuing operations                                     7,493          7,203            8,621          8,024
Income (loss) from discontinued operations                             (187)          (254)            (924)        (1,897)
Net income                                                            7,306          6,949            7,697          6,127
Earnings (loss) per share
  Continuing operations                                                2.01           1.94             2.33           2.19
  Discontinued operations                                              (.05)          (.07)            (.25)          (.51)
  Net income                                                           1.96           1.87             2.08           1.68
Dividends per share                                                     .92            .88              .83            .78
Payout ratio (%)                                                       46.9           47.1             39.9           46.6

Balance Sheet Data
Current assets                                                     $ 41,766       $ 37,978         $ 33,373       $ 34,883
Current liabilities                                                  10,653         11,805           12,547         10,754
Working capital                                                      31,113         26,173           20,826         24,129
Current ratio                                                           3.9            3.2              2.7            3.2
Property, plant and equipment                                        18,525         17,845           19,546         12,125
Other assets                                                          8,046          8,422           10,249          4,366
Net assets of discontinued operations                                14,657         15,743           14,520         18,976
Total assets                                                         82,994         79,988           77,688         70,350
Shareholders' equity                                                 69,601         65,864           62,195         56,885
Return on average equity (%)(d)                                        11.1           11.2             14.5           14.6

Miscellaneous
Capital expenditures                                               $  3,501       $  1,400         $  5,481       $  4,150
Depreciation and amortization                                         3,133          3,419            2,640          2,195
Average shares outstanding                                            3,719          3,716            3,695          3,658
Book value per share                                                  18.77          17.73            16.77          15.50
Price per share
  High                                                                24.00          27.25            27.50          27.50
  Low                                                                 18.00          16.00            22.25          17.50



Historical Financial Review (continued)


(in thousands, except ratio and per share amounts)                    1987          1986            1985           1980

Summary of Operations
Net sales                                                           $93,577        $83,334          $69,690        $75,749
Total revenues                                                       94,501         84,696           71,152         78,659
Cost of products sold                                                74,300         65,016           55,307         61,591
Income before income taxes                                           12,210         11,986            9,202         11,765
Income taxes                                                          4,775          4,975            4,100          5,725
Effective tax rate (%)                                                 39.1           41.5             44.6           48.7
Income from continuing operations                                     7,435          7,011            5,102          6,040
Income (loss) from discontinued operations                           (1,918)          (577)           1,173             81
Net income                                                            5,517          6,434            6,275          6,121
Earnings (loss) per share
  Continuing operations                                                2.02           1.85             1.36           1.30
  Discontinued operations                                              (.52)          (.15)             .31            .02
  Net income                                                           1.50           1.70             1.67           1.32
Dividends per share                                                     .74            .71              .68          .4875
Payout ratio (%)                                                       49.4           41.8             40.8           36.9

Balance Sheet Data
Current assets                                                      $32,476        $28,888          $32,995        $29,821
Current liabilities                                                   8,086          6,008           10,724          9,679
Working capital                                                      24,390         22,880           22,271         20,142
Current ratio                                                           4.0            4.8              3.1            3.1
Property, plant and equipment                                         8,432          8,848            8,966          6,176
Other assets                                                          2,335          7,020            4,835          9,165
Net assets of discontinued operations                                18,827         13,117           14,241          2,021
Total assets                                                         62,070         57,873           61,037         47,183
Shareholders' equity                                                 52,848         50,456           48,853         31,936
Return on average equity (%)(d)                                        14.4           14.1             10.9           20.0

Miscellaneous
Capital expenditures                                                $ 1,207        $ 1,477          $   994        $ 3,427
Depreciation and amortization                                         1,772          1,580            1,138            973
Average shares outstanding                                            3,680          3,778            3,760          4,630
Book value per share                                                  14.48          13.71            12.95           6.90
Price per share
  High                                                                24.50          22.50            17.75           9.00
  Low                                                                 15.75          15.00            12.50           5.50


Compound Annual Growth Rates (% Per Year)


                                                      5 Years         10 Years        15 Years
                                                      1991 - 95       1986 - 95       1981 - 95
Net sales                                               8.6             9.7             5.8
Income from continuing operations                       7.0             7.1             3.5
Income per share from continuing operations             6.8             7.1             5.0
Dividends paid per share                                3.2             4.2             5.1



Other Information

Quarterly Financial and Common Stock Data (Unaudited)
(thousands of dollars except per share amounts)


                                                       1995                                        1994
                                           First   Second    Third      Fourth          First    Second   Third    Fourth
Net sales                                 44,633   44,960    43,481     43,434          36,199   35,913   38,487   38,553
Gross profit                               8,824    7,830     8,627      8,699           7,045    6,727    7,074    8,105
Income
  Continuing operations                    2,446    2,237     2,730      2,691           1,737    1,595    1,851    2,623
  Discontinued operations                      -        -         -          -           1,620    2,335        -        -

  Net income                               2,446    2,237     2,730      2,691           3,357    3,930    1,851    2,623

Earnings per share
  Continuing operations                      .65      .60       .73        .72             .46      .43      .49      .70
  Discontinued operations                      -        -         -          -             .43      .62        -        -

  Net income                                 .65      .60       .73        .72             .89     1.05      .49      .70

Dividends paid per share                     .25      .25      .265       .265             .24      .24      .25      .25

Price range
  High                                        29       31        32 1\4     40 3\4          31 1\2   30 1\2   30       28 1\2
  Low                                         26       27 1\4    29 1\2     30 3\4          25 1\2   28       26 1\2   26


Common Stock Information

The Company's common stock trades on The Nasdaq Stock Market under the symbol:
AFIL.

Dividend Information

The Company expects to continue its policy of paying regular cash dividends dependent upon future earnings, capital requirements, and the financial condition of the Company. Dividends are paid on approximately the 25th of February, May, August, and November.

Dividend Reinvestment Service

Automatic Dividend Reinvestment and Shareholder Savings Service offers shareholders a convenient way to increase investments in the Company. Dividends can be reinvested automatically in additional shares or shareholders may make voluntary cash deposits to purchase additional shares. For further information, contact Wachovia Bank of North Carolina, N.A., Corporate Trust Department, Post Office Box 3001, Winston-Salem, NC 27102-3001.

General Counsel

Hunton & Williams
Riverfront Plaza
951 E. Byrd Street
Richmond, VA 23219

Transfer Agent, Registrar, and Dividend Paying Agent

Wachovia Bank of North Carolina, N.A.
Corporate Trust Department
P. O. Box 3001
Winston-Salem, NC  27102-3001
Phone: (800) 633-4236

Independent Accountants

Coopers & Lybrand L.L.P.
Riverfront Plaza
901 E. Byrd Street, Suite 1200
Richmond, VA 23219