Form 10-K405, Exhibit 13
period 1996-12-31
AMERICAN FILTRONA CORP
filed 1997-03-31
CIK 5009

EXHIBIT 13


          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL STATEMENTS
================================================================================
      The Company has entered into a definitive merger agreement which provides for its shareholders to receive a per share cash price of $46.52 (see Note 2 of Notes to Consolidated Financial Statements).

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

      At December 31, 1996, cash and equivalents represented 37% of total assets (1995 - 32%) and the ratio of current assets to current liabilities was 3.8 (1995 - 3.6). Operating cash flows approximated $20,000,000 (1995 - $14,000,000) and, after investing and financing cash flows, the increase in cash and equivalents exceeded $8,300,000 (1995 - $5,200,000). Capital expenditures for 1997 are expected to exceed the Company's normal level as a result of anticipated plant relocations; however, the financial condition and liquidity should remain very strong.

Income Statement

      1996 - Net sales increased 10% to a record level. Bonded fibers segment sales (38% of total) increased 16% reflecting higher volume in tobacco filters and writing instrument components offsetting lower sales of diagnostic test device components. Plastic products segment sales (62% of total) increased 6% reflecting continuing gains in flexible packaging and increases by the plastic extrusion operations. Investment income increased 17% as a result of the higher level of investments, which more than offset lower yields.

      Cost of products sold increased 9% which was in line with the sales increase. Selling, research, administrative and general expenses were held to an increase of 5%. Performance improved very substantially in the bonded fibers segment as a result of the sales increase and operating efficiencies. The plastic products segment had record earnings and exceeded those of bonded fibers for the fourth consecutive year because of the strong results in the plastic extrusion companies. The Canadian flexible packaging company had improved operating earnings notwithstanding a one-time recovery of costs from settling litigation of approximately $1,200,000 received in the 1995 third quarter. The combination of changes in revenues and total costs and expenses provided a 25% increase in income before income taxes.

      Income taxes increased 28% reflecting the higher level of income and a higher effective tax rate. Income from continuing operations and related earnings per share increased 23% to record levels.

      1995 - Net sales increased 18%. Bonded fibers segment sales (35% of total) increased 12% reflecting higher volume in tobacco filters and diagnostic test devices offsetting slightly lower sales of writing instrument components. Plastic products segment sales (65% of total) increased 22% reflecting substantial gains in flexible packaging and continuing strong increases by the plastic extrusion operations aided by the inclusion of the Tri-Lite Plastics companies for the full year. Investment income increased 29% primarily as a result of higher yields.

      Cost of products sold increased 19% which was in line with the sales increase. Selling, research, administrative and general expenses were held to an 11% increase. Performance improved in the bonded fibers segment as a result of the sales increase and operating efficiencies. The plastic products segment had solid earnings because of the strong results in the plastic extrusion companies and improvement at the Canadian flexible packaging company. Although the first half loss by the flexible packaging company more than offset earnings generated from operations in the second half, a third quarter one-time recovery of costs from settling litigation of approximately $1,200,000 produced income for the year. The combination of changes in revenues and total costs and expenses provided a 27% increase in income before income taxes.

      Income taxes increased 23% reflecting the higher level of income and a slightly lower effective tax rate. Income from continuing operations and related earnings per share increased by 29% and 30%.

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

      The Company's two largest customers accounted for approximately 15% and 11% of consolidated net sales in 1996 (1995 - 12% and less than 10%). The largest customer accounted for approximately 39% (1995 - 35%) of bonded fibers net sales and the second largest customer accounted for approximately 17% (1995
- 13%) of plastic products net sales. The Company concentrates its efforts on retaining its business with major customers as well as with other customers through improving the quality and cost-effectiveness of its products and through service. In addition, it intends to continue its diversification and growth in sales to other customers.

                        CONSOLIDATED STATEMENT OF INCOME


=====================================================================================================

Years Ended December 31                                       1996              1995             1994
-----------------------------------------------------------------------------------------------------
Revenues
    Net sales                                         $193,277,234      $176,508,490     $149,152,162
    Investment income                                    1,563,583         1,339,491        1,039,064
                                                      ------------      ------------     ------------
                                                       194,840,817       177,847,981      150,191,226
Costs and expenses
    Cost of products sold                              154,577,816       142,528,056      120,200,735
    Selling, research, administrative and general       20,825,123        19,765,724       17,759,728
                                                      ------------      ------------     ------------
                                                       175,402,939       162,293,780      137,960,463
                                                      ------------      ------------     ------------
Income before income taxes                              19,437,878        15,554,201       12,230,763
Income taxes                                             7,000,000         5,450,000        4,425,000
                                                      ------------      ------------     ------------
Income from continuing operation                        12,437,878        10,104,201        7,805,763


Discontinued operations, net of income taxes
     (includes gain on disposal of $3,835,000)                   -                 -        3,954,859
                                                      ------------      ------------     ------------
Net income                                            $ 12,437,878      $ 10,104,201     $ 11,760,622
                                                      ============      =============    =============

Average shares outstanding                               3,742,311         3,734,528        3,749,054

Earnings per share
    Continuing operations                                    $3.32             $2.70            $2.08
    Discontinued operations                                      -                 -             1.05
                                                             -----             -----            -----
    Net income                                               $3.32             $2.70            $3.13
                                                             =====             =====            =====


See accompanying notes

                           CONSOLIDATED BALANCE SHEET


===================================================================================================

December 31                                                                   1996             1995
---------------------------------------------------------------------------------------------------
Assets

Current assets
    Cash and equivalents                                              $ 43,267,438     $ 34,965,864
    Accounts receivable, less allowance for doubtful accounts
        of $460,000 (1995 - $311,000)                                   17,573,501       19,003,632
    Inventories                                                         18,621,047       19,666,392
    Prepaid expenses and deferred income taxes                           2,889,743        1,498,975
                                                                      ------------     ------------
        Total current assets                                            82,351,729       75,134,863

Property, plant and equipment
    Land                                                                 1,135,953          960,954
    Buildings                                                           15,724,357       13,701,775
    Machinery and equipment                                             52,055,513       47,257,205
                                                                      ------------     ------------
                                                                        68,915,823       61,919,934
    Less accumulated depreciation                                       41,215,859       36,603,627
                                                                      ------------     ------------
                                                                        27,699,964       25,316,307

Other assets
    Excess cost over net assets of businesses acquired, less
        accumulated amortization of $3,292,000 (1995 - $2,888,000)       4,692,821        5,096,827
    Notes receivable                                                     2,434,843        2,434,843
    Other assets                                                           374,536          282,767
                                                                      ------------     ------------
                                                                         7,502,200        7,814,437
                                                                      ------------     ------------
                                                                      $117,553,893     $108,265,607
                                                                      ============     ============

Liabilities and Shareholders' Equity

Current liabilities
    Accounts payable                                                  $ 15,342,954     $ 14,905,395
    Accrued expenses                                                     5,165,485        4,929,522
    Income taxes                                                         1,367,795        1,054,216
                                                                      ------------     ------------
        Total current liabilities                                       21,876,234       20,889,133

Other liabilities
    Notes payable                                                                -          650,000
    Deferred income taxes                                                  516,417          159,147
    Other liabilities                                                    1,764,276        1,742,599
                                                                      ------------     ------------
                                                                         2,280,693        2,551,746
Shareholders' equity
    Common stock, $1 par value, 10,000,000 shares authorized,
        3,754,758 shares issued and outstanding (1995 - 3,735,392)       3,754,758        3,735,392
    Additional capital                                                     926,673          758,190
    Retained earnings                                                   89,703,400       81,342,934
    Cumulative translation adjustment                                     (987,865)      (1,011,788)
                                                                      ------------     ------------
                                                                        93,396,966       84,824,728
                                                                      ------------     ------------
                                                                      $117,553,893     $108,265,607
                                                                      ============     ============

See accompanying notes



                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


===============================================================================================
                                                                                    Cumulative
                                       Common       Additional        Retained     Translation
                                        Stock          Capital        Earnings      Adjustment
-----------------------------------------------------------------------------------------------
Balance, January 1, 1994           $3,738,622       $1,016,687     $66,999,027    $   (788,592)

Net income                                                          11,760,622
Dividends - $.98 per share                                          (3,673,978)
Employee stock plans                   15,420          262,265
Stock repurchase                      (18,000)        (466,500)
Translation (loss)                                                                    (480,629)
                                   ----------       ----------     -----------    -------------
Balance, December 31, 1994          3,736,042          812,452      75,085,671      (1,269,221)

Net income                                                          10,104,201
Dividends - $1.03 per share                                         (3,846,938)
Employee stock plans                    4,350           78,863
Stock repurchase                       (5,000)        (133,125)
Translation gain                                                                       257,433
                                   ----------       ----------     -----------    -------------
Balance, December 31, 1995          3,735,392          758,190      81,342,934      (1,011,788)

Net income                                                          12,437,878
Dividends - $1.09 per share                                         (4,077,412)
Employee stock plans                   19,366          168,483
Translation gain                                                                        23,923
                                   ----------       ----------     -----------    -------------
Balance, December 31, 1996         $3,754,758       $  926,673     $89,703,400    $   (987,865)
                                   ==========       ==========     ===========    =============



See accompanying notes

                      CONSOLIDATED STATEMENT OF CASH FLOWS


========================================================================================================
Years Ended December 31                                          1996             1995             1994
--------------------------------------------------------------------------------------------------------
Operating
    Income from continuing operations                     $12,437,878      $10,104,201      $ 7,805,763
    Reconciling items
        Depreciation and amortization                       5,590,196        5,462,977        4,681,259
        Deferred income taxes                              (1,118,167)           7,819         (374,073)
        Increase (decrease) from
            Accounts receivable                             1,430,131       (1,653,846)      (1,724,977)
            Inventories                                     1,045,345       (2,559,777)      (4,968,214)
            Prepaid expenses                                   84,669         (151,515)         (41,146)
            Accounts payable and accrued expenses             673,522        1,689,552        4,799,771
            Income taxes (amounts paid:
                1996 - $7,800,000; 1995 - $4,770,000;
                1994 - $5,640,000)                            313,579          673,327         (844,439)
        Other - net                                          (106,544)         414,301         (788,337)
                                                          -----------      -----------      -----------
                                                           20,350,609       13,987,039        8,545,607
Investing
    Acquisitions of property, plant and equipment          (7,509,472)      (4,122,983)     (10,100,890)
    Business acquisitions, net of cash                              -                -       (2,472,166)
    Increase in notes receivable                                    -          (84,388)               -
                                                          -----------      -----------      -----------
                                                           (7,509,472)      (4,207,371)     (12,573,056)
Financing
    Decrease in notes payable                                (650,000)        (650,000)               -
    Issuance of common stock                                  187,849           83,213          277,685
    Repurchase of common stock                                      -         (138,125)        (484,500)
    Dividends paid                                         (4,077,412)      (3,846,938)      (3,673,978)
                                                          -----------      -----------      -----------
                                                           (4,539,563)      (4,551,850)      (3,880,793)
                                                          -----------      -----------      -----------
Net cash provided (used) by
    continuing operations                                   8,301,574        5,227,818       (7,908,242)

Net cash provided by discontinued operations
(includes proceeds from sale of $15,875,000)                        -                -       13,792,966
                                                          -----------      -----------      -----------
Net increase in cash and equivalents                        8,301,574        5,227,818        5,884,724

Cash and equivalents, beginning of year                    34,965,864       29,738,046       23,853,322
                                                          -----------      -----------      -----------
Cash and equivalents, end of year                         $43,267,438      $34,965,864      $29,738,046
                                                          ===========      ===========      ===========



See accompanying notes

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

NOTE 1. Significant Accounting Policies

Business - The Company develops, manufactures, and markets from plants in the U.S. and Canada a broad line of bonded fiber and plastic products for domestic and international customers in numerous industries (see Note 9).

Estimates - Financial statements prepared in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from those estimates.

Consolidation - The consolidated financial statements include the accounts of the Company and its subsidiaries, after elimination of material intercompany accounts and transactions. Discontinued operations (see Note 4) have been separated and prior year financial statements have been restated accordingly.

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

NOTE 2. Merger of Company

On February 19, 1997 the Company entered into a definitive merger agreement with WBT Holdings, LLC (WBT Holdings), a limited liability company owned by several trusts of which a director of the Company is a co-trustee. The agreement provides for a merger between the Company and a wholly-owned subsidiary of WBT Holdings in which shareholders of the Company (except for WBT Holdings and its affiliates) will receive a per share cash price of $46.52. In addition WBT Holdings has executed a definitive acquisition agreement with Bunzl plc, an international paper and plastics group quoted on the London Stock Exchange, pursuant to which, following the merger, the Company will sell its bonded fibers business to Bunzl plc for $72,450,000 in cash, subject to certain adjustments. Consummation of any transaction would be subject to normal regulatory filings, shareholder approval, and certain other conditions.

NOTE 3. Inventories

Inventories consisted of (in thousands):

                                1996          1995
--------------------------------------------------
FIFO
  Finished products          $10,522       $ 8,886
  Work in process              1,448         1,408
  Raw material                 9,098        11,622
                             -------      --------
                              21,068        21,916
Less excess of FIFO over
  LIFO inventory value         2,447         2,250
                             -------       -------
                             $18,621       $19,666
                             =======       =======

Inventories stated at LIFO approximated $9,103 (1995 - $10,559).

NOTE 4. Discontinued Operations

In April, 1994 the Company completed the sale of its industrial filtration segment effective as of March 31, 1994 for a cash sales price of $15,875,000. For 1994 the gain on disposal of the segment of $3,835,000 after income tax credits, or $1.02 per share ($2,999,000 pretax), includes other income and costs incurred in connection with the disposal. For 1994 net sales were $4,788,000 and income from operations was $120,000 net of applicable income taxes of $100,000.

NOTE 5. Stock Plans

The 1995 Stock Incentive Plan (1995 Plan) authorizes the grant of incentive options at fair market value or nonqualified options at not less than 85% of fair market value until January 24, 2005, to selected employees for up to 300,000 common shares of which 60,000 may be performance share awards. Options granted under the 1995 Plan may be exercised within a 10 year period.

Option transactions under the 1995 Plan and prior plans during 1996, 1995 and 1994 follow:


                            1996                1995                1994
-------------------------------------------------------------------------
Outstanding at
  beginning of year      261,200             193,800             210,900
Granted                   70,750              73,750                   -
Exercised                (32,250)             (4,350)            (15,420)
Cancelled                 (6,100)             (2,000)             (1,680)
                         -------             -------             -------
Outstanding at
  end of year            293,600             261,200             193,800
                         =======             =======             =======
Exercisable at
  end of year            168,450             145,760             126,020
Reserved for
  future grant           170,750                   -              92,655
Price range of
  options
  exercised          $17.75 to $27.50    $17.75 to $27.25    $15.25 to $27.25
Price range of
  options
  outstanding        $17.75 to $35.00    $17.75 to $27.50    $17.75 to $27.50

Performance share awards under the prior plan for 10,000 and 38,000 common shares granted in 1995 and 1994 were dependent upon continued employment and attainment of certain performance objectives over the three-year period ended December 31, 1996. Of the shares granted, 36,000 were distributed in January, 1997 and the remainder were cancelled. Compensation expense under the plan approximated $357,000 (1995 - $651,000; 1994 - $203,000).

The Company has not recognized compensation expense under its fixed stock option plans (1995 Plan and prior plans). If the Company recognized compensation expense for its stock-based plans based on the fair value at grant dates for awards under those plans in accordance with FASB Statement No. 123, the Company's reported net income and earnings per share would have been adjusted as follows (in thousands, except per share amounts):


                           1996          1995         1994
----------------------------------------------------------
Net income
  Reported              $12,438       $10,104      $11,761
  Adjusted              $11,860       $ 9,914      $11,736
Earnings per share
  Reported                $3.32         $2.70        $3.13
  Adjusted                $3.17         $2.65        $3.13


The Black-Scholes option-pricing model is used to compute the adjusted amounts. Assumptions used were: dividend yield - 2.9%, volatility percentage - 44.5%, and risk free interest - 6.5% for 1996, 1995 and 1994. Holding periods varied by grant based on actual experience.

NOTE 6. Retirement Plans

The Company has several pension, savings, and profit sharing plans covering substantially all employees, and its general policy is to fund amounts deductible for federal income tax purposes. Benefits generally are based on the employee's years of service and compensation. Plan assets consist primarily of listed stocks and bonds. Pension expense for all plans approximated $2,879,000 (1995 - $2,403,000; 1994 - $2,128,000).

Pension cost and funded status for the Company's defined benefit pension plans follow (in thousands):


                                       1996          1995         1994
-----------------------------------------------------------------------
Pension cost
  Service cost                      $ 1,361     $   1,162     $  1,156
  Interest cost                       1,793         1,595        1,494
  Actual return on assets            (4,739)       (1,666)         549
  Net amortization and deferral       2,979            58       (2,058)
                                    -------     ---------     --------
                                    $ 1,394     $   1,149     $  1,141
                                    =======     =========     ========


                                               1996         1995
-----------------------------------------------------------------
Funded status
  Plan assets at fair value                 $29,560      $25,432
  Projected benefit obligation               26,864       24,993
                                            -------      -------
  Excess                                      2,696          439
  Unrecognized (gain)                        (3,327)        (105)
  Unrecognized transition net (asset)          (335)        (366)
                                            -------      -------
  Accrued pension cost                      $  (966)     $   (32)
                                            =======      =======
  Accumulated benefits                      $23,379      $21,744
  Vested benefits                           $22,468      $21,074

Assumptions used to determine funded status and pension cost were: return on assets - 8.0%; salary scale - 5.0%; discount rate - 7.25% (1995 - 8.0%, 5.0%
and 7.0%; 1994 - 8.0%, 5.5% and 7.5%).

The Company has an Employee Stock Ownership Plan for substantially all domestic employees. Contributions to the plan, which are at the sole discretion of the Board of Directors, may be in cash or common stock of the Company and approximated $212,000 (1995 - $197,000; 1994 - $190,000).

NOTE 7. Research and Development

Research, development and engineering expenses approximated $3,557,000 (1995 - $3,261,000; 1994 - $3,090,000).

NOTE 8. Income Taxes
(in thousands)

                                                 1996         1995       1994
------------------------------------------------------------------------------
Income before income taxes consisted of:
Domestic                                      $18,372      $14,405    $12,631
Foreign                                         1,066        1,149       (400)
                                              -------      -------    -------
                                              $19,438      $15,554    $12,231
                                              =======      =======    =======
Income taxes consisted of:
Current
  Federal                                     $ 6,556      $ 4,674    $ 4,296
  State                                           712          597        561
  Foreign                                         171          181          5
                                              -------      -------    -------
                                                7,439        5,452      4,862
Deferred
  Federal                                        (418)         (91)      (174)
  State                                           (73)         (27)        (7)
  Foreign                                          52          116       (256)
                                              -------      -------    -------
                                                 (439)          (2)      (437)
                                              -------      -------    -------
                                              $ 7,000      $ 5,450    $ 4,425
                                              =======      =======    =======

The difference between income tax expense and the amount computed by applying the statutory rate consisted of:

Federal statutory rate - 34.49%
 (1995 - 34.36%; 1994 - 34.18%)               $ 6,704     $  5,344    $ 4,180
State income taxes, net of
  federal tax benefit                             466          392        369
Tax-exempt interest                              (461)        (433)      (338)
Other                                             291          147        214
                                              --------    ---------  ---------
                                              $ 7,000     $  5,450   $  4,425
                                              ========    =========  =========

Deferred tax assets and (liabilities) consisted of:

Deferred compensation                       $     514     $     427
Pension                                           475            80
Vacation accrual                                  201           185
Accumulated depreciation                         (933)       (1,118)
Undistributed net income of
  foreign subsidiary                             (213)         (168)
Other                                             915           435
                                            ---------     ---------
                                            $     959     $    (159)
                                            =========     =========

================================================================================

NOTE 9. Industry Segments, Foreign
Operations and Major Customers

Information on industry segments and foreign operations is presented for 1996, 1995 and 1994 in the following table (in thousands). Corporate assets consist primarily of those cash equivalents not directly identified with industry segments. At December 31, 1996 foreign liabilities approximated $3,752,000 (1995 - $4,438,000; 1994 - $4,101,000).

The Company's two largest customers accounted for approximately 15% and 11% of consolidated net sales (1995 - 12% and less than 10%; 1994 - 11% and less than 10%). The largest customer accounted for approximately 39% of bonded fibers net sales (1995 - 35%; 1994 - 30%) and the second largest customer accounted for approximately 17% of plastic products net sales (1995 - 13%; 1994 - less than 10%).



                                                        Segments                                       Geographic Areas
                                     ----------------------------------------------------             -------------------
                                     Bonded       Plastic
                                     Fibers      Products     Corporate            Total                USA      Canada
-------------------------------------------------------------------------------------------------------------------------
Revenues
1996                                  73,219     120,924          698             194,841             163,538     31,303
1995                                  62,921     114,337          590             177,848             150,097     27,751
1994                                  56,078      93,610          503             150,191             129,050     21,141

Income (loss) before income taxes
1996                                   9,324      13,331       (3,217)             19,438              18,372      1,066
1995                                   7,618      10,689       (2,753)             15,554              14,405      1,149
1994                                   6,064       8,692       (2,525)             12,231              12,631       (400)

Identifiable assets
1996                                  29,889      64,335       23,330             117,554             105,424     12,130
1995                                  28,549      61,566       18,151             108,266              93,196     15,070
1994                                  22,863      60,591       16,255              99,709              85,333     14,376

Capital expenditures
1996                                   1,928       5,532          100               7,560
1995                                   1,394       2,738           21               4,153
1994                                     525       9,684           26              10,235

Depreciation and amortization
1996                                   1,107       4,447           36               5,590
1995                                     982       4,451           30               5,463
1994                                   1,003       3,645           33               4,681


Bonded fibers net sales in 1996, 1995 and 1994 include tobacco filters $49,500, $40,500 and $34,100; writing instrument products $17,900, $16,500 and $17,100.

Plastic products net sales in 1996, 1995 and 1994 include food packaging products $30,000, $26,800 and $20,000; lighting fixtures $24,900, $22,800 and
$16,600; sign and display products $10,800, $12,900 and $11,400.


HISTORICAL FINANCIAL REVIEW
=========================================================================================================
(in thousands, except ratio and per share amounts)         1996         1995        1994          1993
---------------------------------------------------------------------------------------------------------
Summary of Operations
Net sales                                              $193,277     $176,508    $149,152      $130,920
Total revenues                                          194,841      177,848     150,191       131,531
Cost of products sold                                   154,578      142,528     120,201       105,420
Income before income taxes                               19,438       15,554      12,231        10,480
Income taxes                                              7,000        5,450       4,425         3,775
Effective tax rate (%)                                     36.0         35.0        36.2          36.0
Income from continuing operations                        12,438       10,104       7,806         6,705
Income (loss) from discontinued operations                    -            -       3,955(a)        611
Net income                                               12,438       10,104      11,761         7,316
Earnings (loss) per share
    Continuing operations                                  3.32         2.70        2.08          1.80
    Discontinued operations                                   -            -        1.05(a)        .16
    Net income                                             3.32         2.70        3.13          1.96
Dividends per share                                        1.09         1.03         .98           .95
Payout ratio (%)                                           32.8         38.1        31.2          48.4
---------------------------------------------------------------------------------------------------------
Balance Sheet Data
Current assets                                         $ 82,352     $ 75,135    $ 65,542      $ 61,401(b)
Current liabilities                                      21,876       20,889      18,526        13,182
Working capital                                          60,476       54,246      47,016        48,219
Current ratio                                               3.8          3.6         3.5           4.7
Property, plant and equipment                            27,700       25,316      25,996        18,520
Other assets                                              7,502        7,815       8,171         7,173
Net assets of discontinued operations                         -            -           -             -
Total assets                                            117,554      108,266      99,709        87,094
Shareholders' equity                                     93,397       84,825      78,365        70,966
Return on average equity (%)(d)                            14.0         12.4        10.5           9.7
---------------------------------------------------------------------------------------------------------
Miscellaneous
Capital expenditures                                   $  7,560     $  4,153    $ 10,235      $  3,480
Depreciation and amortization                             5,590        5,463       4,681         3,910
Average shares outstanding                                3,742        3,735       3,749         3,728
Book value per share                                      24.87        22.71       20.98         18.98
Price per share
    High                                                  45.25        40.75       31.50         28.50
    Low                                                   29.50        26.00       25.50         25.00
---------------------------------------------------------------------------------------------------------

(a) Includes gain on disposal of $3,835 after tax credits, or $1.02 per share in 1994
(b) Includes net assets of discontinued operations of $10,241 in 1993
(c) Includes special charges of $4,600 after taxes, or $1.24 per share in 1992
(d) Excludes income (loss) from discontinued operations

HISTORICAL FINANCIAL REVIEW
================================================================================================================================
(in thousands, except ratio and per share amounts)        1992         1991          1990         1989         1988      1987
--------------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Net sales                                             $122,267     $118,968      $116,993     $117,487     $104,166   $93,577
Total revenues                                         122,868      119,844       117,671      118,417      104,835    94,501
Cost of products sold                                   97,485       93,672        93,175       93,360       82,349    74,300
Income before income taxes                               9,720       11,593        11,378       13,396       12,349    12,210
Income taxes                                             3,300        4,100         4,175        4,775        4,325     4,775
Effective tax rate (%)                                    34.0         35.4          36.7         35.6         35.0      39.1
Income from continuing operations                        6,420        7,493         7,203        8,621        8,024     7,435
Income (loss) from discontinued operations              (5,208)(c)     (187)         (254)        (924)      (1,897)   (1,918)
Net income                                               1,212        7,306         6,949        7,697        6,127     5,517
Earnings (loss) per share
    Continuing operations                                 1.73         2.01          1.94         2.33         2.19      2.02
    Discontinued operations                              (1.40)(c)     (.05)         (.07)        (.25)        (.51)     (.52)
    Net income                                             .33         1.96          1.87         2.08         1.68      1.50
Dividends per share                                        .94          .92           .88          .83          .78       .74
Payout ratio (%)                                         288.1         46.9          47.1         39.9         46.6      49.4
--------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data
Current assets                                        $ 41,479     $ 41,766      $ 37,978     $ 33,373     $ 34,883   $32,476
Current liabilities                                      9,638       10,653        11,805       12,547       10,754     8,086
Working capital                                         31,841       31,113        26,173       20,826       24,129    24,390
Current ratio                                              4.3          3.9           3.2          2.7          3.2       4.0
Property, plant and equipment                           18,688       18,525        17,845       19,546       12,125     8,432
Other assets                                             7,599        8,046         8,422       10,249        4,366     2,335
Net assets of discontinued operations                   12,776       14,657        15,743       14,520       18,976    18,827
Total assets                                            80,542       82,994        79,988       77,688       70,350    62,070
Shareholders' equity                                    67,042       69,601        65,864       62,195       56,885    52,848
Return on average equity (%)(d)                            9.4         11.1          11.2         14.5         14.6      14.4
--------------------------------------------------------------------------------------------------------------------------------
Miscellaneous
Capital expenditures                                  $  3,705     $  3,501      $  1,400     $  5,481     $  4,150   $ 1,207
Depreciation and amortization                            3,603        3,133         3,419        2,640        2,195     1,772
Average shares outstanding                               3,716        3,719         3,716        3,695        3,658     3,680
Book value per share                                     18.03        18.77         17.73        16.77        15.50     14.48
Price per share
    High                                                 28.00        24.00         27.25        27.50        27.50     24.50
    Low                                                  21.00        18.00         16.00        22.25        17.50     15.75
--------------------------------------------------------------------------------------------------------------------------------


HISTORICAL FINANCIAL REVIEW
=====================================================================
(in thousands, except ratio and per share amounts)  1986         1981
---------------------------------------------------------------------
Summary of Operations
Net sales                                          $83,334    $73,725
Total revenues                                      84,696     76,858
Cost of products sold                               65,016     60,604
Income before income taxes                          11,986     10,995
Income taxes                                         4,975      4,975
Effective tax rate (%)                                41.5       45.2
Income from continuing operations                    7,011      6,020
Income (loss) from discontinued operations            (577)       127
Net income                                           6,434      6,147
Earnings (loss) per share
    Continuing operations                             1.85       1.30
    Discontinued operations                           (.15)       .03
    Net income                                        1.70       1.33
Dividends per share                                    .71       5.25
Payout ratio (%)                                      41.8       39.6
---------------------------------------------------------------------
Balance Sheet Data
Current assets                                     $28,888    $27,253
Current liabilities                                  6,008      4,042
Working capital                                     22,880     23,211
Current ratio                                          4.8        6.7
Property, plant and equipment                        8,848      5,348
Other assets                                         7,020      9,294
Net assets of discontinued operations               13,117      3,442
Total assets                                        57,873     45,337
Shareholders' equity                                50,456     36,026
Return on average equity (%)(d)                       14.1       17.7
---------------------------------------------------------------------
Miscellaneous
Capital expenditures                               $ 1,477    $   539
Depreciation and amortization                        1,580      1,105
Average shares outstanding                           3,778      4,631
Book value per share                                 13.71       7.78
Price per share
    High                                             22.50       7.88
    Low                                              15.00       5.88
---------------------------------------------------------------------


Compound Annual Growth Rates (% Per Year)
                                                5 Years    10 Years    15 Years
                                              1992 - 96   1987 - 96   1982 - 96
-------------------------------------------------------------------------------
Net sales                                       10.2         8.8         6.6
Income from continuing operations               10.7         5.9         5.0
Income per share from continuing operations     10.6         6.0         6.5
Dividends paid per share                         3.4         4.4         5.0

OTHER INFORMATION
================================================================================
Quarterly Financial and Common Stock Data (Unaudited)
(thousands of dollars except per share amounts)


                                                 1996                                             1995
                            ---------------------------------------            ----------------------------------------
                             First     Second       Third    Fourth            First       Second      Third     Fourth
-----------------------------------------------------------------------------------------------------------------------
Net sales                   47,700     49,459      47,999    48,119           44,633       44,960     43,481     43,434

Gross profit                 9,241      9,565       9,647    10,246            8,824        7,830      8,627      8,699

Income before income taxes   4,383      4,670       4,641     5,744            3,821        3,487      4,105      4,141

Net income                   2,833      3,045       3,016     3,544            2,446        2,237      2,730      2,691

Earnings per share             .76        .81         .81       .94              .65          .60        .73        .72

Dividends paid per share      .265       .265         .28       .28              .25          .25        .265       .265

Price range
    High                        36 1/2     35 1/4      34        45 1/4           29           31         32 1/4     40 3/4
    Low                         33 1/2     29 1/2      30        32               26           27 1/4     29 1/2     30 3/4
---------------------------------------------------------------------------------------------------------------------------

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